File No. 001-13252

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

[ x ]	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the plan year ended March 31, 2002

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ______ to ______

     A. Full title of the plan and address of the plan, if different from that of the issuer named below:

McKesson Corporation Profit-Sharing Investment Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

McKesson Corporation
McKesson Plaza
One Post Street
San Francisco, CA 94104
(415) 983-8300

INDEPENDENT AUDITORS’ REPORT
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
NOTES TO FINANCIAL STATEMENTS
SCHEDULE OF ASSETS HELD AT END OF YEAR
SCHEDULE OF REPORTABLE TRANSACTIONS
SCHEDULE OF NONEXEMPT TRANSACTIONS
SIGNATURE
EX-23.1

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

Page

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED MARCH 31, 2002 AND 2001:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-16

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED MARCH 31, 2002:

Schedule of Assets Held at End of Year	17

Schedule of Reportable Transactions	18

Schedule of Nonexempt Transactions	19

EXHIBIT:

23.1 Independent Auditors’ Consent

INDEPENDENT AUDITORS’ REPORT

McKesson Corporation Profit-Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the “Plan”) as of March 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan’s management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2002 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

September 20, 2002

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MARCH 31, 2002 AND 2001 (IN THOUSANDS)

	2002			2001

		Non-			Non-
	Participant	Participant		Participant	Participant
	Directed	Directed		Directed	Directed

	Plan's			Plan's
	Share of	Company		Share of	Company
	Master	Stock	Plan	Master	Stock	Plan
	Trust	Fund	Total	Trust	Fund	Total

ASSETS:
Cash and cash equivalents
Allocated	$—	$749	$749	$—	$79	$79
Unallocated		611	611		329	329
Investments:
Interest in Master Trust	694,618		694,618	648,978		648,978
McKesson Corporation common stock:
Allocated stock		316,655	316,655		206,455	206,455
Unallocated stock		252,786	252,786		227,970	227,970

Total investments	694,618	569,441	1,264,059	648,978	434,425	1,083,403

Receivables:
Dividends and interest
Allocated		465	465		448	448
Unallocated		493	493		558	558
Due from broker for securities sold — allocated		434	434		9,226	9,226

Total receivables	—	1,392	1,392	—	10,232	10,232

Total assets	694,618	572,193	1,266,811	648,978	445,065	1,094,043

LIABILITIES:
Line of credit — Unallocated		5,300	5,300		8,000	8,000
ESOP promissory notes payable — Unallocated		69,175	69,175		80,998	80,998
Accrued interest expense — Unallocated		2,635	2,635		2,910	2,910

Total liabilities	—	77,110	77,110	—	91,908	91,908

NET ASSETS AVAILABLE FOR BENEFITS	$694,618	$495,083	$1,189,701	$648,978	$353,157	$1,002,135

See notes to financial statements.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2002 AND 2001 (IN THOUSANDS)

	2002			2001

		Non-				Non-
	Participant	Participant		Participant		Participant
	Directed	Directed		Directed		Directed

	Plan's				Plan's
	Share of	Company		HBOC	Share of	Company	Company
	Master	Stock	Plan	Fund	Master	Stock	Investment	Plan
	Trust	Fund	Total	Group	Trust	Fund	Fund	Total

ADDITIONS:
Investment income (loss):
Net appreciation (depreciation) in fair value of investments	$24,446	$168,437	$192,883	$(48)	$(67,484)	$91,392	$(9,665)	$14,195
Dividends and interest	12,794	3,997	16,791	13,628	9,635	4,132		27,395

Total investment income (loss)	37,240	172,434	209,674	13,580	(57,849)	95,524	(9,665)	41,590

Contributions:
Participants	63,902		63,902	18,506	37,097			55,603
Employer		18,863	18,863	5,584		10,021		15,605

Total additions	101,142	191,297	292,439	37,670	(20,752)	105,545	(9,665)	112,798

DEDUCTIONS:
Benefits paid to participants	70,103	33,833	103,936	16,224	74,002	46,579	41,370	178,175
Interest expense		5,881	5,881			7,410		7,410
Administrative fees	4,115	38	4,153	155	3,543	2		3,700

Total deductions	74,218	39,752	113,970	16,379	77,545	53,991	41,370	189,285

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS BEFORE INTERFUND TRANSFERS AND MERGERS	26,924	151,545	178,469	21,291	(98,297)	51,554	(51,035)	(76,487)
INTERFUND TRANSFERS	9,619	(9,619)	—	(260,577)	345,644	20,654	(105,721)	—
MERGER OF NET ASSETS AVAILABLE FOR BENEFITS FROM OTHER PLANS	9,097		9,097					—

NET INCREASE (DECREASE) IN NET ASSETS AVAILABLE FOR BENEFITS	45,640	141,926	187,566	(239,286)	247,347	72,208	(156,756)	(76,487)
Beginning of Year	648,978	353,157	1,002,135	239,286	401,631	280,949	156,756	1,078,622

End of Year	$694,618	$495,083	$1,189,701	$—	$648,978	$353,157	$—	$1,002,135

See notes to financial statements.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2002 AND 2001

1.	PLAN DESCRIPTION

The following brief description of the McKesson Corporation Profit-Sharing Investment Plan, (the “PSIP” or the “Plan”), is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have two months of service and are regular or part-time employees, or are casual employees working 1,000 hours in a year, of McKesson Corporation, (the “Company” or “McKesson”) or a participating subsidiary, except those covered by a collectively bargained pension plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Certain administrative costs incurred by the PSIP are paid by the Company.

A portion of the Plan’s investments is in the McKesson Corporation Profit-Sharing Master Trust (the “Master Trust”), which was established for the investment of assets of the Plan, and several other McKesson-sponsored plans. Each participating plan has an undivided interest in the Master Trust. The assets of the Master Trust are held by JPMorgan Chase Bank (“Plan trustee”).

The Plan is comprised of the following:

A.	Profit-Sharing Investment Plan

Transfers from Other Qualified Plans - Effective January 31, 2002, the net assets available for benefits of the McKesson/APS 401(k) Plan (totaling $1,518,000), the MedManagement Employee Savings Plan (totaling $6,126,000), and the Prospective Health, Inc. Savings and Retirement Plan (totaling $424,000) were merged into the Plan. Effective February 28, 2002, the net assets available for benefits of the Hawkeye Medical Supply, Inc. Profit Sharing Plan (totaling $1,029,000) were merged into the Plan.

In fiscal 2000, the net assets available for benefits of the HBO & Company (“HBOC”, subsequently renamed McKesson Information Solutions, Inc. or “MIS”) Profit Sharing and Savings Plan were merged into the PSIP.

Contributions - Participants may elect to make basic contributions ranging from 1%-6% of compensation, 1%-4% for employees of MIS. Participants who make basic contributions of 6% (4% for MIS participants) may elect to make supplemental contributions of up to an additional 10% of compensation (12% for MIS participants). A participant’s pretax contributions are limited to $11,000 per year for calendar year 2002 and $10,500 for calendar year 2001. Total contributions are limited to the lesser of $30,000 or 25% of taxable compensation per fiscal year. Additional limits may apply to individuals classified as highly compensated employees.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

Effective the last business day of each month throughout the fiscal year, participants are credited with matching Company contributions, in the form of the Company’s common stock, par value $.01 (“Company common stock”), based on a percentage of their basic contributions. An additional annual matching contribution may be granted at the discretion of the Company. For the fiscal year 2002, the total matching percentage for the monthly match and for the annual match combined was 78% of contributed amounts up to the first 6% of contributions for all eligible employees of McKesson divisions and subsidiaries, except MIS. MIS employees received a total of 117% of contributed amounts up to the first 4% of contributions for eligible employees.

In fiscal 2001, the total matching percentage for eligible McKesson employees was 70% of contributed amounts, up to 6% contributed. For MIS participants, the Company matched 105% of contributed amounts up to the first 4% contributed.

Participant Accounts — Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Allocations are based on participant earnings, or account balances, as defined in the Plan document. The participant is entitled to a benefit upon retirement and separation from employment based upon the vested portion of the participant’s account.

Vesting — Participant contributions and earnings thereon are 100% vested at all times.

Investment Options — Upon enrollment in the PSIP, a participant may direct contributions in 1% increments to any of the investments within the Plan. Effective January 1, 2001, the record keeper was changed to Fidelity Investments and investment options were expanded to include a mutual fund window and a brokerage window. The following are descriptions from each fund’s prospectus or fund manager’s report:

Certus Stable Value Fund invests in low-risk, high-quality fixed-income investments issued by credit-worthy life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.

Dodge & Cox Large Cap Value Fund invests in the common stock of well-established companies when the fund managers believe the long-term earnings prospects are not reflected in the current price.

Fidelity Magellan Fund is a growth mutual fund that seeks capital appreciation and normally invests in common stocks.

Putnam International Growth Fund Y invests primarily in a diversified portfolio of equity securities of companies located outside of the U.S.

Putnam Investors Fund Y invests primarily in common stocks, with a goal of long term capital growth.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

State Street Balanced Fund is a custom mix of commingled pools that invests 60% in State Street Global Advisors S&P 500 Index Fund, 37% in State Street Global Advisors Bond Market Index Fund and 3% in short term investments.

State Street Bond Index Fund is a commingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

State Street S&P 500 Index Fund is a commingled pool that invests in stocks in the benchmark S&P 500 Index in order to duplicate the investment results of that fund.

Wellington Management Small Cap Portfolio represents shares of a registered investment company that invests in stocks within the market capitalization range of the Russell 2000 Index. This fund seeks long term growth by investing in the stocks of small companies.

McKesson Corporation Employee Company Stock Fund represents shares invested in Company common stock.

Mutual Fund Window provides access to approximately 170 mutual fund options from more than 20 investment companies.

Brokerage Window provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option. Commissions and account fees are charged to the participant’s account as well as standard plan-related fees.

Loans - Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of 50% of such participant’s vested account balances, $50,000 as adjusted for certain items specified in the Plan document, or the value of the participant’s accounts attributable to basic, supplemental and rollover contributions. The loans bear interest at the then current prime rate of interest plus 1%. Contractual interest rates ranged from 5.75% to 11.00% in 2002 and from 6.50% to 11% in 2001. Loans may be repaid over a period not to exceed 5 years, except for residential loans, which must not exceed a term of 10 years. Principal repayments and interest are paid through payroll deductions.

Payment of Benefits - Participants have the right to withdraw the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a cash lump sum. Former employees may remain participants in the Participant Directed Funds by electing to receive installment payments or deferring withdrawal until a later date.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

B.	Employee Stock Ownership Plans

General - The Company Stock Fund consists of a leveraged Employee Stock Ownership Plan (“ESOP”). In fiscal 2002 and 2001, shares from ESOP I, II and III were used to fund all employer allocations for the year.

ESOP I - In January 1985, the Company amended the Plan to add a leveraged ESOP for the benefit of persons eligible to participate in the PSIP. In July 1986, the PSIP purchased from the Company 2,000,000 shares of Company common stock for $30,250,000, financed by a ten-year term loan from a bank, guaranteed by the Company. Additionally, in connection with a transaction involving a reorganization and a sale of a business unit of the Company completed on November 21, 1994 (the “PCS Transaction”), the ESOP purchased 1,087,754 additional shares in fiscal 1996. The Company extended the existing term of the outstanding loan balance from its original maturity to 2005 in fiscal 1997.

ESOP II - In October 1987, the Company amended the Plan to provide for the purchase of shares of Company common stock by the ESOP. In conjunction with this amendment, the PSIP purchased from the Company 4,200,000 shares of Company common stock in 1987 for $54,900,000, financed by a fifteen-year term loan from the Company. Additionally, during fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 3,036,484 additional shares of Company common stock.

ESOP III - In June 1989, the Company amended the Plan to add an additional leveraged ESOP. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction, all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. The ESOP purchased 6,259,080 additional shares of Company common stock in fiscal 1996.

Retirement Share Plan Allocation - Employees hired after December 31, 1999 are not eligible to participate in the Retirement Share Plan (“RSP”). The RSP provides for an allocation, which, at the Company’s election, may be in cash or shares of Company common stock. The RSP allocation formula allocates to each eligible participant a percentage of the participant’s compensation. Such percentage depends on the participant’s combined age and years of service, or RSP “points” as defined in the Plan document.

PSIP-PLUS Allocation - Certain persons who are contributing at least 2% of their total compensation to the PSIP are eligible to participate in a per capita allocation of up to 30 shares of Company common stock (the “PSIP-PLUS allocation”) for a period of twenty years through fiscal 2010. Employees hired after December 31, 1999, are not eligible for the PSIP-PLUS.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

Contributions and Participants’ Accounts - Dividends on unallocated ESOP I and II shares of Company common stock, plus the Company’s cash contributions to the ESOP, are used to pay the obligations under the ESOP I and II loans. For the ESOP III loan, dividends on all shares of Company common stock (allocated to PSIP-PLUS and unallocated) plus the Company’s cash contributions to ESOP III are used to pay the obligations under the loan. Under the terms of the loan agreements, the Company is required to make cash contributions to each ESOP to the extent that the dividends are not sufficient to service the debt. The cash contributions amounted to $18,863,466 and $15,604,705 for the years ended March 31, 2002 and 2001.

Vesting - Employees become vested in all PSIP allocations after five years of service (20% annually over five years). Employees hired on or before December 31, 1996 become vested in PSIP matching contributions and PSIP-PLUS after three years of service. Generally, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company.

Forfeitures - A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each plan year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees and to pay other plan expenses as appropriate. Forfeitures for the years ended March 31, 2002 and 2001 were $2,462,223 and $2,154,460.

Diversification of Stock Fund - Participants who have completed five years of service may elect to transfer 50% of the Company contribution that is invested in the McKesson Employer Stock Fund to one or more of the other investment funds offered. After ten years of service, participants may elect to transfer up to 75% of the portion of their account representing the Company contributions. Participants who have reached age 50 may transfer up to 100% of their balance related to the Company contributions. Amounts may be transferred in one percent increments or in whole dollars.

Payment of Benefits - Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participant’s beneficiary, or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

Investments - The following ESOP information regarding the shares of McKesson Corporation common stock held is as of March 31 (in thousands):

	2002			2001

	Number of	Cost	Fair Value	Number of	Cost	Fair Value
	Shares	Basis	of Shares	Shares	Basis	of Shares

Allocated	8,460	$198,929	$316,655	7,718	$190,053	$206,455
Unallocated	6,754	127,481	252,786	8,522	160,820	227,970

Total	15,214	$326,410	$569,441	16,240	$350,873	$434,425

     The following is a reconciliation of the allocated and unallocated shares of the Company Stock Fund at fair value for the years ended March 31 (in thousands):

	2002			2001

	Allocated	Unallocated	Total	Allocated	Unallocated	Total

Net Assets (Beginning of Year)	$193,152	$160,005	$353,157	$174,699	$106,250	$280,949
Net Appreciation (Depreciation)	104,515	63,922	168,437	4,967	86,425	91,392
Dividends and Interest	2,124	1,873	3,997	1,698	2,434	4,132
Employer Contributions	—	18,863	18,863	—	10,021	10,021
Benefits Paid to Participants	(33,833)	—	(33,833)	(46,579)		(46,579)
Interest Expense		(5,881)	(5,881)		(7,410)	(7,410)
Administrative Expense	(37)	(1)	(38)	(2)	—	(2)
Allocation of 1,768,679 shares, at market	62,002	(62,002)	—	—	—	—
Allocation of 1,562,802 shares, at market	—	—		37,715	(37,715)	—
Transfers	(9,619)	—	(9,619)	20,654	—	20,654

Net Assets (End of Year)	$318,304	$176,779	$495,083	$193,152	$160,005	$353,157

2.	SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

Cash Equivalents - The Plan considers all highly liquid debt instruments purchased with remaining maturities of less than three months to be cash equivalents.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition - Investments in the Master Trust are stated at fair value which is based on independent valuations or publicly quoted market prices, except for investments in the Stable Value Fund which are stated at contract value (or cost), plus accrued interest. Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2002 and March 31, 2001 which represent the net asset value of shares held by the Plan at year-end. Investment income and certain administrative expenses are allocated on to the individual plans based upon daily balances invested in each plan. All other activity is recorded in the Plan based on the elections of the individual participants in the Plan. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

Plan Expenses - Expenses incurred by the Trustee, in connection with the purchase and sale of common stock, are paid from the appropriate investment fund. Other Plan expenses are paid by either McKesson or the Plan, as provided by the Plan document.

Benefits - Benefits are recorded when paid.

Reclassifications - Certain reclassifications were made to the prior year financial statements to conform to current financial statement presentation.

3.	INTEREST IN McKESSON CORPORATION PROFIT-SHARING MASTER TRUST

The assets of the Master Trust are held by JPMorgan Chase Bank (“The Trustee”). Short-term investments included in the Master Trust earn interest at a current short-term market rate. At March 31, 2002 and 2001, the Plan’s ownership interest in the Master Trust overall was 97.08% and 96.78%.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on daily balances invested in each plan. The Master Trust assets consisted of the following at March 31 (in thousands):

	2002		2001

		Plan's		Plan's
	Amount	Ownership %	Amount	Ownership %

Certus Stable Value Fund	$104,028	93.52%	$102,166	92.87%
Dodge & Cox Large Cap Value Fund	89,540	92.91	87,079	92.49
Fidelity Magellan Fund	53,774	99.57	50,100	99.90
Putnam International Growth Fund Y	12,287	97.26	12,859	97.06
Putnam Investors Fund Y	2,120	97.22	116	100.00
State Street Balanced Fund	32,868	97.67	29,993	98.01
State Street Bond Index Fund	18,953	99.83	21,136	100.00
State Street S&P 500 Index Fund	167,075	97.23	195,701	97.08
Wellington Management Small Cap Portfolio	21,935	97.04	19,463	96.92
Mutual Fund Window	154,131	99.55	104,989	100.00
Brokerage Window	2,134	100.00	—	—
McKesson Corporation Employee Company Stock Fund	45,439	99.84	33,106	100.00
Participant Loans	13,664	96.93	11,630	96.26
Cash & Cash Equivalents	829	100.00	2,208	100.00

Total Master Trust Assets	$718,777	97.08%	$670,546	96.78%

The Certus Stable Value Fund contains benefit-responsive guaranteed investment contracts with several insurance companies carried at contract value plus accrued interest totaling $24,743,758 and $25,744,928 at March 31, 2002 and 2001. The guaranteed rates range from 4.40% to 7.72% and the contracts mature at various dates through June 2006. The Certus Stable Value Fund also includes synthetic investment contracts that are benefit-responsive and are carried at contract value plus accrued interest totaling $73,986,867 and $64,153,634 at March 31, 2002 and 2001. Contract crediting rates ranged from 5.21% to 7.14% at March 31, 2002. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain of the contracts contain limitations on contract value guarantees for liquidation other than to pay benefits. The contracts mature at various dates through August 2010. The Plan’s investment guidelines require these contracts to be with companies rated AA- or better, with no more than 10% of the pool invested with one traditional Guaranteed Income Contract issuer and no more than 40% invested with any one synthetic wrap provider.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

The Master Trust’s investment income for the years ended March 31, was as follows (in thousands):

	2002		2001

	Net Appreciation	Dividends &	Net Appreciation	Dividends &
	(Depreciation) in fair	Interest	(Depreciation) in fair	Interest
	value of Investments	Income	value of Investments	Income

Certus Stable Value Fund	$(154)	$6,176	$(20)	$5,795
Dodge & Cox Large Cap Value Fund	9,533	1,744	12,403	3,103
Fidelity Magellan Fund	(1,153)	620	(7,093)	—
Putnam International Growth Fund Y	(492)	—	(4,000)	10
Putnam Investors Fund Y	(53)	—	(3)	—
State Street Balanced Fund	791	25	(2,344)	—
State Street Bond Index Fund	1,079	—	443	—
State Street S&P 500 Index Fund	577	1	(42,456)	—
Wellington Management Small Cap Portfolio	3,194	260	(1,798)	242
Mutual Fund Window	(59)	3,122	(12,445)	295
Brokerage Window	(265)	—	—	—
McKesson Corporation Employee Company Stock Fund	12,347	343	(10,845)	167
Participant Loans	—	1,285	—	430
Cash and Cash Equivalents	(6)	68	—	—

Total	$25,339	$13,644	$(68,158)	$10,042

Effective January 1, 2001, the HBO Fund Group, which was participant-directed, merged with the Master Trust. Non-participant directed amounts were merged into the Company Stock Fund. The Company Investment Fund investments became participant directed effective January 1, 2001 and are now included in the Master Trust.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

4.	INVESTMENTS

The recorded values of individual investments that represent 5% or more of the Plan’s net assets at March 31 were as follows (in thousands):

	2002	2001

Interest in Master Trust	$694,618	$648,978
McKesson Corporation stock	569,441	434,425

5.	ESOP PROMISSORY NOTES PAYABLE

The ESOP I promissory note supporting the July 1986 stock purchase is payable to Wells Fargo Bank in increasing annual installments (ranging from 2% to 3% of original principal) over an 18-year term beginning in fiscal 1987 through fiscal 2005 (see Note 1, B). The interest rate is the London Interbank Offered Rate (“LIBOR”) plus .4%, with an option to the Plan to fix the LIBOR rate for a period ranging from 1 month to 1 year. On March 31, 2002, the interest rate was 2.4%, and the outstanding balance was $2,673,881 ($3,456,408 at March 31, 2001). The note is guaranteed by the Company, without recourse to the participants’ accounts, and is collateralized by 368,951 unallocated shares of McKesson Corporation common stock remaining from 3,087,754 shares.

The ESOP II promissory note is payable to the Company in increasing annual installments (ranging from 4% to 11% of original principal) over a fifteen-year term beginning in fiscal 1988 through fiscal 2003. The interest rate is 77.5% of the prime rate or 89.08% of LIBOR, with an option to the borrower to fix the LIBOR rate for a period ranging from 1 month to 1 year. On March 31, 2002, the interest rate was 1.70%, and the outstanding balance was $5,923,710 ($11,408,220 at March 31, 2001). This note is collateralized by 844,433 unallocated shares of McKesson Corporation common stock remaining from 7,236,484 shares.

The ESOP promissory note supporting the ESOP III purchase is payable to the Company in increasing annual installments (ranging from 3% to 8% of original principal) plus interest at 8.6% over a twenty-year term beginning in fiscal 1990 through fiscal 2010. On March 31, 2002, the outstanding balance of the note was $60,577,447 ($66,133,526 at March 31, 2001). This note is collateralized by 5,065,092 unallocated shares of McKesson Corporation common stock remaining from 11,699,994 shares.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

Future minimum principal payments required on the ESOP notes are as follows (in thousands):

2003	$12,802
2004	7,465
2005	8,102
2006	7,781
2007	8,465
Thereafter	24,560

Total	$69,175

6.	LINE OF CREDIT

In fiscal 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. in order to refinance a portion of the principal payable under the ESOP loans. The line of credit was obtained in order to reduce the number of shares necessary to fund the employee benefits. The Plan released only the shares required to fund the annual ESOP benefits. The interest rate is the LIBOR rate multiplied by the applicable LIBOR adjustment. The loans mature on June 1, 2009. At March 31, 2002 and 2001, interest rates ranged from 1.63% to 4.73% and from 4.50% to 4.73% on the outstanding balance of $5,300,000 and $8,000,000. The loans are collateralized by 475,086 unallocated shares of McKesson Corporation common stock.

The Internal Revenue Service (“IRS”) has indicated it is currently unable to issue a ruling in regard to the refinancing agreement. If the IRS does not approve the refinancing, the Plan sponsor will take appropriate action.

7.	TAX STATUS

The IRS has determined and informed the Company by letter dated October 27, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan document has been restated (effective April 1, 1999 and January 1, 2001) since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

A request for an updated determination letter was filed in March 2002 as a result of certain changes to the Plan required by the Uruguay Round Agreements Act, the Uniformed Services Employment and Reemployment Rights Act of 1994, the Small Business Job Protection Act of 1996, the Taxpayer Relief Act of 1997, the IRS Restructuring and Reform Act of 1998, and the Community Renewal Tax Relief Act of 2000 (collectively referred to as “GUST”).

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2002 AND 2001

Pursuant to an operational audit of the Plan conducted by the Plan sponsor in 2001 and in 2002, the Plan sponsor in September 2002 made corrective payments to the Plan of amounts attributable to the late deposit of 401(k) contributions and to certain administrative expenses erroneously paid by the Plan. These amounts are not material individually or in the aggregate. During the plan year the Department of Labor (the “Department”) initiated a review of the Plan’s operations. The Department has not issued any report on its findings. The Plan sponsor is cooperating with the Department and will address any matters requiring corrective action.

8.	PLAN TERMINATION

The Company’s Board of Directors reserves the right to terminate the Plan. If termination should occur, all participants will immediately vest and each would receive a distribution equal to his or her vested account balance, and the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation is insufficient to satisfy the notes payable, the Company is obligated to fund the difference.

9.	PENDING LITIGATION

On November 24, 1999, an action entitled Chang v. McKesson HBOC, Inc., et al., (Case No. C-00-20030 RMW) (“Chang”), was filed in the U.S. District Court for the Northern District of California. By order dated February 7, 2000, Judge Whyte coordinated Chang with the more than 50 related purported class actions pending in the United States District Court for the Northern District of California. On June 28, 2001, plaintiffs filed a First Amended Complaint naming as defendants the Company, HBOC, certain current or former officers or directors of the Company or HBOC, and the Chase Manhattan Bank. The Amended Complaint is purportedly brought on behalf of participants in the McKesson Corporation Profit Sharing Investment Plan and the former HBO & Company Profit Sharing and Savings Plan. Plaintiffs allege that defendants breached their fiduciary duties and violated sections of the Employee Retirement Income Security Act of 1974, causing damages to class members in connection with the decline in the Company’s stock price following the April 28, 1999 announcement regarding accounting improprieties at HBOC. In October 2001, McKesson, HBOC, Chase and other defendants moved to dismiss the Chang action. These motions were heard on May 17, 2002. The court has not ruled on the motions to dismiss the Chang action.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
YEARS ENDED MARCH 31, 2002 AND 2001

On February 7, 2002, an action was filed in the United States District Court for the Northern District of California captioned Adams v. McKesson Information Solutions, Inc. et al., No. C-02-06 85 JCS (“Adams”). Plaintiff in Adams filed a First Amended Complaint on March 15, 2002, naming as defendants McKesson Information Solutions, Inc., McKesson, certain current or former officers, directors or employees of McKesson or HBOC, and other defendants. Plaintiff alleges that he was a participant in the former HBO & Company Profit Sharing and Savings Plan which merged into the Plan and generally alleges that McKesson and HBOC breached their fiduciary duties to the HBOC Plan and its participants and engaged in transactions prohibited by ERISA. Plaintiff purports to bring his claims on behalf of a putative class defined to include all participants in the HBOC Plan and their beneficiaries for whose benefit the HBOC Plan acquired HBOC stock from March 31, 1996 to April 1, 1999. Plaintiff seeks (i) a judgment that McKesson and HBOC breached their fiduciary duties, (ii) an order requiring defendants to restore to the plan all losses caused by these purported breaches of fiduciary duty, and (iii) reasonable attorneys’ fees, costs and expenses. On June 3, 2002, Judge Whyte consolidated the Chang action with the Adams action. The defendants in Adams currently have no obligation to respond to the separate complaint in the Adams action.

Plan management does not believe it is feasible to determine the outcome or resolution of these proceedings.

10.	RELATED-PARTY TRANSACTIONS

Certain investment options within the Master Trust are managed by Fidelity Investments, which also serves as the Plan’s record-keeper. Therefore, these transactions qualify as party-in-interest transactions. Fees for investment management services are allocated to the participants with balances in those funds.

******

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

SCHEDULE OF ASSETS HELD AT END OF YEAR
MARCH 31, 2002 (IN THOUSANDS)

Investment	Cost Basis	Units	Fair Value

McKesson Corporation Common Stock	$326,410	15,214	$569,441

Note:	In addition, McKesson Corporation common stock is held in the Master Trust and disclosed in the Form 5500.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

SCHEDULE OF REPORTABLE TRANSACTIONS
YEAR ENDED MARCH 31, 2002 (IN THOUSANDS)

	Purchases		Sales/Dispositions
					Gain/
Identity of Issue	Number	Amount	Number	Amount	(Loss)

SERIES OF TRANSACTIONS
JP Morgan Domestic Liquidity Monthly Variable Master Notes/Pooled Funds	55	$37,145	196	$36,536	$—
McKesson Corporation Common Stock	5	13,198	45	35,826	12,239

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED MARCH 31, 2002 (IN THOUSANDS)

		Description of
		transactions
		including
		maturity date,
	Relationship	rate of				Expenses
	to plan,	interest,				incurred in
Identity of	employer or	collateral, par				connection		Current	Net gain
party	other party-	or maturity	Purchase	Selling		with	Cost of	value	(loss) on each
involved	in-interest	value	price	price	Lease rental	transaction	asset	of asset	transaction

McKesson Corporation	Plan sponsor	Interest on late deposits of employee contributions*					$332
McKesson Corporation	Plan sponsor	Reimbursement of administrative fees charged in error to Plan*					$55
McKesson Corporation	Plan sponsor	Interest on administrative fees charged in error to Plan*					$9

*	Payment made to Plan trustee in September 2002

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

McKesson Corporation Profit-Sharing Investment Plan

By:	/s/ Paul E. Kirincic

Paul E. Kirincic Senior Vice President Human Resources

Date: September 24, 2002